UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Material Change Report 2. Company Press Release

Form 51-102F3

Angiotech Pharmaceuticals, Inc. today announced that the company will hold its annual analyst and investor meeting today in New York City, where it will be providing information with respect to its business, clinical programs and financial plans. As previously announced, Angiotech will update its financial outlook for the years ending December 31, 2006 and December 31, 2007.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 25, 2006

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Thursday, May 25, 2006

Item 3

News Release

A press release providing notice of the material change was issued on

Thursday, May 25, 2006 via PR Newswire.

Item 4

Summary of Material Change

 The company announced that it would be providing information with respect to its business and clinical programs including an update on its financial outlook for the years ending December 31, 2006 and December 31, 2007 at its annual analyst day presentation in New York on May 25, 2006.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 K. Thomas Bailey, Chief Financial Officer
Telephone:            (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 25th day of May, 2006.

Angiotech Pharmaceuticals, Inc.

K. THOMAS BAILEY, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, May 25, 2006

ANGIOTECH PROVIDES 2006 AND 2007 FINANCIAL UPDATE AT ITS ANNUAL ANALYST DAY

VANCOUVER, BC, May 25, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) announced it will hold its annual analyst and investor meeting today in New York City, where it will be providing information with respect to its business, clinical programs and financial plans. As previously announced, Angiotech will update its financial outlook for the years ending December 31, 2006 and December 31, 2007.

“The closing of the American Medical Instruments acquisition represents a major execution step of the strategy we introduced last year. Our revenue is now evenly divided between highly profitable stent-derived royalties and growing direct product sales that we manage and control,” said Thomas Bailey, Chief Financial Officer. “We look forward to refining and enhancing the information we provide analysts and investors as we work to execute the large number of exciting new business development and product opportunities afforded us in 2006, 2007 and beyond.”

With the completion of the acquisition of American Medical Instruments, Inc. (AMI) on March 23, 2006, the quarter ended June 30, 2006 and subsequent quarters will fully reflect the operating results of the acquired businesses. Revenue will be reported in three primary categories: (i) royalty revenue; (ii) product sales; and (iii) custom medical device manufacturing and other revenue. Angiotech expects to derive approximately half of its total revenue from product sales and custom medical device manufacturing in 2006 and 2007, and approximately half of its total revenue from royalties received from partners or licensors. The significant majority of such royalty revenue in 2006 and 2007 is expected to continue to be derived from sales of paclitaxel-eluting coronary stent systems by our partner Boston Scientific Corporation (BSC). As a result, Angiotech’s operating results, net income and earnings per share (EPS) will continue to be sensitive to drug-eluting coronary stent market size and market share fluctuations, and the resulting sales results achieved by BSC.

In addition, Angiotech’s operating results in future periods will fully reflect the balance sheet impact of the AMI acquisition, including the incurrence of interest expenses relating to Angiotech’s senior secured credit facilities and senior subordinated notes and amortization expenses relating to the portion of the AMI purchase price allocated to certain intangible assets. Angiotech will report certain key measures with its financial results, including EPS according to U.S. GAAP, Adjusted EPS (as defined below) and Adjusted EBITDA (as defined below). All amounts are expressed in U.S. dollars.

The financial outlook update provided below presents certain forward-looking non-GAAP financial information for which at this time there is no calculable comparable GAAP measure. As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information. Specifically, the amounts below exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses. Because we do not forecast these items for the reasons noted above, estimates for research and development and selling, general and administrative expenses are exclusive of the potential impact of these expense items. Please see “Note Regarding Financial Information and Certain Non GAAP Financial Measures” below for additional important information regarding Adjusted EPS and Adjusted EBITDA.

2006 Full Year Financial Outlook

Angiotech’s 2006 financial outlook reflects only nine months’ contribution from the AMI businesses acquired, given the acquisition close occurred at March 23, 2006.

Key estimates for 2006 include:

•

Total revenue of $325 million to $335 million

•

Royalty revenues of $170 million to $172 million

•

Product sales of $134 million to $139 million

•

Custom medical device manufacturing and other revenue of $21 million to $24 million

•

Adjusted EPS of $0.79 to $0.81 per share (diluted)

•

Adjusted EBITDA of between $130 million to $134 million

This updated 2006 outlook is based upon the following key assumptions:

•

$70 to $72 million of cost of goods sold relating to product sales

•

$25 to $26 million in royalty expenses due to licensors, which correlate directly with the amount of BSC’s paclitaxel-eluting coronary stent revenues

•

$42 to $44 million in expenses for research and development

•

$64 to $66 million of selling, general and administrative expenses

•

$30 to $31 million in depreciation and amortization expenses, reflecting a significant increase in amortization expense as a result of the AMI acquisition

•

Interest expense, net of interest income, of $28 to $29 million

•

An effective book tax rate of approximately 34 percent to 35 percent

Approximately $165 million, or 97 percent, of Angiotech’s estimated 2006 royalty revenue is expected to be derived from BSC stent sales (as compared to $184 million during 2005). This royalty revenue outlook assumes estimated worldwide BSC paclitaxel-eluting coronary stent system sales of approximately $2.5 billion for the 12 month period ending September 30, 2006. Angiotech currently recognizes its BSC-derived royalty revenue on a cash basis, which causes Angiotech’s recorded quarterly royalty revenue amounts to be based on BSC’s results from the preceding quarter.

This updated 2006 royalty revenue outlook reflects:

•

A contractual reduction, as of the second quarter of 2005, of the top royalty rate Angiotech receives from 11 percent to 9 percent due to BSC reaching certain predetermined sales goals;

•

Slightly lower than expected BSC drug-eluting stent market share during the 12 months ending September 30, 2006 as compared to the prior 12 month period; and

•

Flat to stabilizing drug-eluting stent market growth in 2006, with the efficacy of drug-eluting stents leading to fewer repeat coronary angioplasty procedures as compared to historical numbers.

Given the rapid development and highly competitive nature of the drug-eluting stent market, Angiotech will, consistent with past practices, confirm or update its royalty revenue outlook as necessary to reflect various market or competitive developments.

This 2006 financial outlook does not reflect any contribution from potential sales of Angiotech’s paclitaxel-eluting Vascular Wrap™ in the European Union (EU). Should Angiotech receive CE Mark approval in the EU to market and sell the Vascular Wrap in 2006, incremental revenue and Adjusted EPS may approximate $10 to $15 million and $0.05 to $0.07 respectively.

2007 Preliminary Full Year Financial Outlook

Angiotech’s preliminary 2007 financial outlook reflects 12 months’ contribution from the AMI businesses acquired.

Key estimates for 2007 include:

•

Total revenue of $400 to $425 million

•

Royalty revenues of $190 to $200 million

•

Product sales of $165 to $170 million

•

Custom medical device manufacturing and other revenue of $45 to $55 million

•

Adjusted EPS of $0.90 to $0.95 per share (diluted)

•

Adjusted EBITDA of $160 to $170 million

Approximately $185 to $190 million, or 97 percent, of Angiotech’s estimated 2007 royalty revenue is expected to be derived from BSC stent sales. This royalty revenue outlook assumes estimated worldwide BSC paclitaxel-eluting coronary stent system sales of approximately $2.6 to $2.8 billion for the 12-month period ending September 30, 2007. Angiotech currently recognizes its BSC-derived royalty revenue on a cash basis, which causes Angiotech’s recorded quarterly royalty revenue amounts to be based on BSC’s results from the preceding quarter. Estimated royalty revenue in 2007 is currently expected to increase slightly as compared to 2006, primarily as a result of the expected stabilizing of BSC’s share of the worldwide drug-eluting stent market (at approximately 50 percent to 55 percent) and the expected launch by BSC of its paclitaxel-eluting coronary stent systems in Japan in early 2007.

This preliminary 2007 financial outlook does not reflect any contribution from potential sales of Angiotech’s paclitaxel-eluting Vascular Wrap™ in the EU, or any sales of Angiotech’s drug-eluting, anti-infective central venous catheter (CVC) currently undergoing human clinical trials in the U.S.

Acquisition of Quill Medical, Inc.

Angiotech also announced today it has entered a definitive agreement to acquire Quill Medical Inc. (Quill) for $40 million in cash, plus certain future contingent payments based on product revenues, subject to certain closing conditions, including the final approval of Quill shareholders. At this time, the acquisition of Quill is not expected to materially impact Angiotech’s 2006 or preliminary 2007 financial outlook at this time. At the first quarter reported subsequent to the close of the Quill acquisition, Angiotech will provide any necessary updates to its 2006 and preliminary 2007 financial outlook. Based on Angiotech’s current and expected sales of products containing Quill’s technology, the acquisition of Quill Medical is expected to be neutral to slightly accretive to Angiotech’s operating results in 2006 and in subsequent years.

Webcast Information

The analyst meeting today will be simulcast over a webcast on the Company’s website at www.angiotech.com, accessible from the home page and under the “Investors” tab. Executive presentations will begin at 9:30 am EDT and will conclude at 12:30 pm EDT.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Forward Looking Statements

Statements contained in this report that are not based on historical fact, including without limitation statements related to our 2006 and 2007 financial outlook and other statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this press release to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of American Medical Instruments Holdings, Inc. and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

Note Regarding Financial Information and Certain Non GAAP Financial Measures

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under United States generally accepted accounting principles (U.S. GAAP) unless otherwise noted. All per share amounts are stated on a basic basis unless otherwise noted. Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations, adjusted earnings per share (Adjusted EPS) and adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted EBITDA also does not include litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations, Adjusted EPS and Adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. As referenced above, we have not made assumptions related to expenses arising from stock-based compensation, litigation expenses and foreign exchange gains or losses in calculating our updated outlook for 2006 or 2007. Therefore, our forecast of Adjusted EPS and Adjusted EBITDA for 2006 and 2007 excludes any such expenses. When we present Adjusted EPS and Ajusted EBITDA on a historical basis, we similarly exclude the actual amount of such expenses from Ajusted EPS and Ajusted EBITDA because management reviews our operating performance exclusive of such expenses because they believe those expenses are not directly relevant to evaluating our underlying operating performance. For the reasons described in the fourth paragraph of this release, the financial outlook update provided above presents certain forward-looking non-GAAP financial information without a comparable GAAP measure. As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Media:

Janet Craig

Jodi Regts

VP, Investor Relations and Corporate Communications

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

Angiotech Pharmaceuticals, Inc.

(416) 997-9006

(604) 221-7930

jregts@angio.com